Installment Promissory Note
                          ___________________________



        1. Promise to Pay. In consideration of the receipt of $3,000.00, the undersigned promises to pay to the order of Biosynergy, Inc. the sum of $3,000.00, with interest thereon at the rate of 11.5% per annum, in two monthly installments of principal and interest of $1,521.57 commencing October 20, 1996. This Note is payable at 1940 East Devon Avenue, Elk Grove Village, IL 60007.

        2. Governing Law. This instrument shall be governed by the laws of the State of Illinois, and specifically the Uniform Commercial Code of the State of Illinois, as in effect from time to time.

        Date:  September 20, 1996


        STEVIA COMPANY, INC.
        1940 East Devon Avenue
        Elk Grove Village, IL 60007


         ________________________________
         Fred K. Suzuki, President


         _________________________________
         Lauane C. Addis, Secretary


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